[Latham & Watkins Letterhead]


July 13, 2007


VIA EDGAR TRANSMISSION AND OVERNIGHT COURIER
--------------------------------------------


Tabatha Akins
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

           Re:   Geron Corporation
                 Form 10-K for the Period Ended December 31, 2006
                 Filed March 16, 2007 File No. 000-20859


Dear Ms. Akins:

     On behalf of Geron Corporation ("Geron" or the "Company"), we confirm receipt of the letter dated June 28, 2007 from the staff (the "Staff") of the U.S. Securities an Exchange Commission (the "Commission") with respect to the above-referenced filing. We respectfully submit the following replies on behalf of the Company as set forth below. Courtesy copies of this letter are being submitted to the Staff via overnight courier.

     The Company's responses set forth in this letter are numbered to correspond to the numbered comments in your letter. For ease of reference, we have set forth your comments in italics and the Company's responses below.

1. Please clarify how you determined that discontinuing "your application of the equity method of accounting" is consistent with paragraph 19(i) of APB 18. Based on your disclosure, it appears you are committed to provide further financial support to the joint venture.

     The Company supplementally advises the Staff that TA Therapeutics Ltd. ("TAT") is a company established in Hong Kong as a joint venture between the Company and Biotechnology Research Corporation ("BRC"). Under the joint venture agreement ("Agreement"), BRC would first provide funding to TAT of up to $6 million as research activities are performed by TAT. These resources would fund TAT's specified research activities in the field of telomerase activation. Three months after BRC has contributed $6 million the Company, at its discretion, may contribute up to $2 million. As of March 31, 2007, BRC had contributed approximately $4 million based on actual funding needs of TAT. The continuation of TAT's activities and therefore the need for the Company and BRC to contribute further funds is contingent on the successful outcome of the research studies being performed by TAT. The science and technology of telomere biology and telomerase activation are relatively new. There is no precedent for the successful commercialization of therapeutic product candidates based on this technology. Therefore, the outcome of these research activities and need for continued funding is highly uncertain.

July 13, 2007
Page 2


     The Company's decision whether to contribute $2 million would be based on the results of TAT's research, which are highly uncertain. Under the Agreement, if the Company chooses not to contribute and BRC intends to continue the research, then BRC can repurchase the Company's equity ownership in TAT at the then current fair value, or the joint venture can be terminated. Since the Company's investment in TAT has been reduced to zero from July 1, 2005 and the Company has not provided any advances to TAT, there would be no impairment charge in the Company's financial statements if TAT shares were repurchased or if the joint venture was terminated. Based on consideration of the above factors, the Company concluded that it was not committed to provide financial support to TAT as of July 1, 2005.

     The Company accounted for its investment in TAT based on the equity method. The Company recognized a loss of $12,000 for its proportionate share of TAT's 2005 second quarter losses. In accordance with paragraph 19(i) of APB 18, since the Company's share of TAT's net operating losses exceeded the carrying value of its investment in and net advances to TAT, and the Company was not committed to provide further financial support, the Company has discontinued the application of the equity method of accounting since July 1, 2005.

     The Company supplementally advises the Staff that disclosure related to the joint venture will be clarified in the Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2007 (the "Second Quarter 10-Q") as follows:

     "In March 2005, we and the Biotechnology Research Corporation (BRC) established a joint venture company in Hong Kong called TA Therapeutics, Ltd. (TAT). Pursuant to the joint venture agreement with BRC, we provide scientific leadership, development expertise, intellectual property and capital to TAT. BRC provides scientific leadership, a research team, capital and laboratory facilities. We and BRC each own 50% of TAT. BRC has agreed to an initial capital contribution of $6,000,000. Three months after BRC has fully paid this amount, we can contribute $2,000,000. If we choose not to contribute, then BRC can repurchase our equity ownership in TAT or the joint venture can be discontinued. Operations for TAT began April 1, 2005. In accordance with the equity method of accounting, we increased (decreased) the carrying value of our investment in TAT by a proportionate share of TAT's earnings (losses). We recognized a loss of $12,000 for our proportionate share of TAT's 2005 second quarter losses. Our share of TAT's net operating losses exceeded the carrying value of our investment in and net advances to TAT and we were not committed to provide further financial support. Therefore, we have discontinued the application of the equity method of accounting since July 1, 2005. If TAT subsequently reports net income, we will resume applying the equity method only after our share of that net income equals the share of net losses not recognized during the period the equity method was suspended."


     Further, please tell us how you considered EITF 02-18, in determining how to account for the payments you are required to make under this arrangement.

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July 13, 2007
Page 3


     The Company supplementally advises the Staff that as of December 31, 2006 and 2005, the Company had not contributed its own $2 million funding payment. As described above, this payment is at the Company's discretion. If an additional investment is made, the Company shall consider the guidance provided by EITF 02-18. In this assessment, the Company would consider whether the investment represents the funding of prior losses. That consideration depends on facts and circumstances. In making the determination whether the investment represents the funding of prior losses, the Company would consider the following factors, among others:

     o The source of the additional investment, whether it was acquired from a third party or directly from the investee;
     o The fair value of the consideration received in relation to the value of the consideration paid for the additional investment;
     o Whether the additional investment results in an increase in ownership percentage of the investee; and
     o The seniority of the additional investment relative to existing equity of the investee.

     Explain why Biotechnology Research Corporation did not make the full investment agreed to of $6 million.

     The Company supplementally advises the Staff that as of March 31, 2007, BRC had contributed approximately $4 million. BRC decided the timing and amount of their contributions which was based on when the funds are needed by TAT.

2. Please tell us, and provide proposed revisions to your disclosure clarifying, how you determined that the warrants should no longer be classified as liabilities in your consolidated balance sheets. Further, please elaborate on the nature of the modification, and clarify whether the modifications had an accounting impact. Refer to EITF 96-19.

     The Company supplementally advises the Staff that the disclosure related to the warrant modifications will be clarified in the Second Quarter 10-Q noting the nature of the warrant modifications and the determination factors for reclassification from liabilities to permanent equity. The proposed disclosure as presented below is also consistent with the disclosure in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006:

     "We have issued certain warrants to purchase shares of our common stock in connection with equity financings pursuant to effective shelf registration statements, and the holders of such warrants have the right to exercise them for cash and to receive registered shares upon such exercise. In connection with the issuance of these warrants, we agreed to file timely any reports required under the Securities Exchange Act of 1934, as amended, to enable the delivery of registered shares upon exercise of these warrants. In order for a warrant to be classified as permanent equity under Emerging Issues Task Force Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," (Issue 00-19), the settlement of such warrant in shares must be within the company's control. Issue 00-19 states that the ability to make timely filings and, therefore, the delivery of registered shares, is not within the control of a company. As a result, Issue 00-19 presumes net-cash settlement, thus requiring these warrants to purchase shares of our common stock issued in connection with equity financings pursuant to effective shelf registration statements to be considered liabilities.

July 13, 2007
Page 4


     In March 2007, we amended certain warrant agreements to address the presumption under Issue 00-19 of net-cash settlement in the event that registered shares are not available to settle the warrants. The amendments enable the settlement of such warrants to be within the company's control. In particular, the amendment: (i) precludes the warrant holder from exercising the warrant or requires the warrant holder to exercise the warrant on a net-share settled basis to enable the issuance of shares that qualify for an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended, when there is no registration statement in effect with respect to the shares underlying the warrant; (ii) provides an explicit clarification that the warrants are not to be settled in cash; and (iii) provides that the Company shall use reasonable best efforts to maintain currently effective shelf registration statements, instead of requiring a commitment to maintain the effectiveness of currently effective shelf registration statements.

     On the effective date of these amendments, the change in fair value from December 31, 2006 to the effective date of the amendments was recorded in the consolidated statement of operations and the then-current fair value for the warrants of $22.6 million was reclassified from liabilities to equity. Any changes in fair value subsequent to this reclassification shall not be recognized as long as the warrants continue to be classified as equity."

     The Company supplementally advises the Staff that since the warrants were classified as liabilities under the application of Issue 00-19, rather than because they were debt instruments in form, modifications of such instruments should be accounted under paragraph 10 of Issue 00-19, rather than under Issue 96-19. In accordance with Issue 00-19, the fair value of the amended warrants as of the date of amendment was reclassified to equity. The change in fair value of derivatives for all modified warrants as of the date of amendment was recognized through the amendment date in the statement of operations for the three months ended March 31, 2007. The Company supplementally advises the Staff that the expected cash flows were not affected by the amendment. No fees were paid by the Company or the investor as part of the modification.

                                       ***

     Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to call me at (650) 463-3043.

                                           Sincerely,

                                           /s/ Mark V. Roeder
                                           ------------------

                                           Mark V. Roeder
                                           of LATHAM & WATKINS LLP

cc:  David L. Greenwood, Executive Vice President and Chief Financial Officer,
       Geron Corporation
     Alan C. Mendelson, Latham & Watkins LLP
     Gregory Chin, Latham & Watkins LLP